FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2009

Commission File Number: 333-132289

Embraer – Brazilian Aviation Company
(Translation of registrant's name into English)

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.
Av. Brigadeiro Faria Lima, 2170
12227-901 São José dos Campos, São Paulo, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:     Form 20-F    X      Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934:   Yes   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

Dated: May 6, 2009	By:	/s/ Luiz Carlos Siqueira Aguiar
Name: Luiz Carlos Siqueira Aguiar
Title: Chief Financial Officer

EXHIBIT INDEX

1.	Copy of Company’s press release announcing first quarter 2009 results in U.S. GAAP, dated April 29, 2009.

EMBRAER RELEASES FIRST QUARTER 2009 RESULTS IN US GAAP

The Company's operating and financial information is presented, except where otherwise stated, on a consolidated basis in United States dollars (US$) in accordance with US GAAP. The financial data presented in this document as of and for the quarters ended March 31, 2008, December 31, 2008 and March 31, 2009, are derived from the unaudited financial statements, except where otherwise stated. In order to better understand the Company’s operating performance, additional information is also presented at the end of this release, in accordance with Brazilian Corporate Law (“Brazilian GAAP”).

São José dos Campos, April 29, 2009 – Embraer (BOVESPA: EMBR3; NYSE: ERJ), the world’s leading manufacturer of commercial jets with up to 120 seats, recorded first quarter 2009 (1Q09) net sales of US$ 1,154.1 million and a net loss of US$ 23.4 million, equivalent to diluted losses per ADS of US$ 0.1289.

Due to the severe worldwide economic downturn since September 2008, Embraer recorded cancellations of some of the firm orders of its executive aviation backlog as well as deferrals of deliveries scheduled for the commercial aviation segment. As a result, the Company’s firm order backlog on March 31, 2009, decreased by 5.7% compared to the previous quarter, totaling US$ 19.7 billion. The backlog of the EMBRAER 170/190 family accumulated a total of 875 firm orders and 792 options, with 354 aircraft to be delivered.

In 1Q09, Embraer delivered 40 jets to the commercial and executive aviation segments, or a reduction of 11.1% when compared to 45 jet deliveries in the first quarter of 2008 (1Q08).

In light of this new scenario, Embraer revised its revenue guidance for 2009 to US$ 5.5 billion, broken down as US$ 3.3 billion in revenues for the commercial aviation segment, US$ 0.8 billion for the executive aviation segment, US$ 0.6 billion to the defense and government segment and US$ 0.8 billion for services and other revenues. The Company has also reduced its delivery guidance for 2009 down from 270 to 242 commercial and executive aircraft deliveries, with 115 deliveries to the commercial aviation segment, 17 Legacy 600 and Lineage 1000 jets to the executive aviation segment plus 110 Phenom jets to the same segment. Embraer’s total investment guidance for 2009 was also revised to US$ 350 million.

As a consequence of the unprecedented crisis affecting the global economy, which also affected the air transportation industry, it had become inevitable to implement a revision the Company’s cost structure and workforce, adjusting it to the new reality of demand for commercial and executive aircraft. A reduction in personnel (layoffs) carried out in February, 2009 involved approximately 20% of the Company’s workforce and was concentrated in the production and administrative areas, including the elimination of one layer in the management structure.

Net revenues for 1Q09 totaled US$ 1,154.1 million, or a 13.6% decrease from the US$ 1,335.9 million in net revenues of 1Q08, basically due to fewer deliveries in 1Q09.

The gross margin for 1Q09 totaled 18.2%, or a decrease from the 20.4% gross margin for 1Q08, mainly due to fewer deliveries, which showed a direct increase of direct labor’s share in total costs, since the layoffs were made by the end of February. The learning curve effects on the Phenom 100 deliveries also had a negative impact to the 1Q09 gross margin.

Income from operations totaled US$ 27.2 million in 1Q09, or a 44.1% decrease compared to the US$ 48.7 million recorded for the same period last year. The decrease is due to the lower revenues in the quarter, and also due to the increase of other operating income (expense), net to US$ 33.3 million, arising from the nonrecurring cost of the layoffs mentioned above. The operating margin was 2.4% in 1Q09, or a decrease over the 3.6% operating margin for 1Q08. Therefore, non-recurring events such as layoff costs and revenues from contractual penalties of aircraft cancellations totaled US$ 32.4 million. The 1Q09 operating margin would have been 5.2%, if they were not considered.

After US$ 45.4 million in income tax, Embraer reported a net loss of US$ 23.4 million in 1Q09, compared to a net income of US$ 85.0 million in 1Q08. The net margin was negative by 2.0% in 1Q09, compared to a positive 6.4% in 1Q08.

FIRST QUARTER 2009 IN PERSPECTIVE

EMBRAER LINEAGE 1000 JET RECEIVED FAA CERTIFICATION

Embraer received the Type Certificate (TC) and the Supplemental Type Certificate (STC), in early January, from the U.S. Federal Aviation Administration (FAA) for its ultra-large Lineage 1000 executive jet. The aircraft was also awarded type certification by Brazil’s National Civil Aviation Agency (Agência Nacional de Aviação Civil – ANAC) and the European Aviation Safety Agency (EASA) in December 2008.

EMBRAER SOLD AN ERJ 135 JET TO THE GOVERNMENT OF THAILAND

Embraer also signed a contract, in January, with the Royal Thai Army for an ERJ 135 jet. This airplane for the Government of Thailand will be used to carry civilian and military officials, and the delivery is scheduled for 2009.

EMBRAER SOLD EIGHT SUPER TUCANO AIRCRAFT TO THE DOMINICAN REPUBLIC

Embraer confirmed the sale of eight Super Tucano aircraft, in January, to the government of the Dominican Republic through a contract that was finalized at the end of 2008. The aircraft will be operated by the nation’s Air Force to perform internal security and border patrol missions, within an operations theater focused on fighting the drug traffic.

EMBRAER CONFIRMED THE SALE OF 24 SUPER TUCANO AIRPLANES TO EQUADOR
Embraer confirmed signing the Ecuadorian Air Force (FAE) for the sale of 24 Super Tucano turboprop aircraft, through a contract that was finalized in 2008. The tandem-seat airplanes will be used on border patrol missions and for pilot training.

ECC LEASING SOLD AN ERJ 145 JET TO BRAZIL’S FEDERAL POLICE

ECC Leasing Company Limited, a wholly owned subsidiary of Embraer, sold a second used ERJ 145 jet, in February, to Brazil’s Federal Police Department (Departamento de Polícia Federal – DPF). The aircraft, whose delivery is scheduled for the first half of 2009, will join the other ERJ 145 delivered in July 2006 and successfully operated by DPF.

INCOME STATEMENT HIGHLIGHT

The following table presents selected financial information from Embraer’s unaudited consolidated statement of income for the three months ended March 31, 2008 and 2009 (1Q08 and 1Q09) and for the three months ended December 31,2008 (4Q08).

Statement of Income (USGAAP)	4Q08	1Q08	1Q09
In US$ million, except % and earnings per ADS	(1)	(1)	(1)
Net Sales	1,818.4	1,335.9	1,154.1
Gross Profit	377.4	272.0	209.6
Gross Margin	20.8%	20.4%	18.2%
Selling, general administrative, other expenses	(154.7)	(146.1)	(102.8)
Research and development	46.6	(76.1)	(46.3)
Other operating income, net	5.3	(1.1)	(33.3)
Income from operations	274.6	48.7	27.2
Operating margin	15.1%	3.6%	2.4%
Net financial income (expenses)	(154.0)	20.1	(2.0)
Foreign exchange gain (loss), net	49.5	(4.1)	(3.2)
Income before income taxes	170.0	64.7	22.1
Income tax benefit (expense)	(55.3)	21.3	(45.4)
Minority interest and equity in earnings (losses) of affiliates	(3.0)	(1.0)	(0.1)
Net income (losses)	111.7	85.0	(23.4)
Net margin	6.1%	6.4%	-2.0%
Earnings (losses) per ADS - basic	0.6153	0.4633	(0.1289)
Earnings (losses) per ADS - diluted	0.6153	0.4633	(0.1289)

(1) Derived from unaudited financial information.

DELIVERIES AND NET SALES BY SEGMENT

A total of 40 jets were delivered during 1Q09, including 32 jets to the commercial aviation segment, and two Legacy 600 and six Phenom 100 jets to the executive aviation segment. As a result of the lower number of deliveries, net sales came to US$ 1,154.1 million in 1Q09, or 13.6% less the same period in 2008.

The following table sets forth our deliveries per segment for the indicated periods.

Deliveries by Segment	4Q08	1Q08	1Q09
Commercial Aviation	44	38	32
ERJ 145	-	3	1
EMBRAER 170	5	-	5
EMBRAER 175	14	15	3
EMBRAER 190	20	17(1)	17
EMBRAER 195	5	3	6
Defense and Government	4	-	-
EMB 135	2	-	-
Legacy 600	2	-	-
Executive Aviation	11	7	8
Phenom 100	2	-	6
Legacy 600	8	7	2
Embraer 175	1	-	-
Total	59	45	40

                            Deliveries identified by parenthesis were aircraft delivered under operating leases.

In 1Q09 net revenues for the commercial aviation segment came to US$ 870.4 million, or 75.3% of total revenues for the period, compared to US$ 929.5 million and 69.6%, respectively, in 1Q08.

As a result of the lower number of Legacy 600 jets delivered (two in 1Q09 compared to seven in 1Q08), and the deliveries of six Phenom 100 jets, net revenues for the executive aviation segment came to US$ 70.2 million in 1Q09, or 59.6% less than the US$ 173.6 million in 1Q08.

Net revenues for the defense and government segment in 1Q09 totaled US$ 67.8 million, compared to US$ 88.7 million in 1Q08. Net revenues for the aviation services segment were stable (US$ 128.1 million in 1Q09, compared to US$ 125.5 million in 1Q08).

Net sales	4Q08		1Q08		1Q09
by segment	(1)		(1)		(1)
	US$M	%	US$M	%	US$M	%
Commercial Aviation	1,190.2	65.5	929.5	69.6	870.4	75.3
Defense and Government	176.4	9.7	88.7	6.6	67.8	5.9
Executive Aviation	249.7	13.7	173.6	13.0	70.2	6.1
Aviation Services	169.0	9.3	125.5	9.4	128.1	11.1
Others	33.1	1.8	18.6	1.4	17.6	1.6
Total	1,818.4	100.0	1,335.9	100.0	1,154.1	100.0

(1) Derived from unaudited financial information.

OPERATING EXPENSES & INCOME FROM OPERATIONS

During 1Q09, operating expenses totaled US$ 182.3 million, decreasing 18.4% when compared to US$ 223.3 million in 1Q08. The decrease is mainly due to the 33.0% increase in the average exchange rate (R$/US$) in the period, the strict control of expenses and manpower, and the productivity gains achieved with the progress of the P3E process optimization plan focused on our employees.

Sales expenses totaled US$65.8 million in 1Q09, a significant 29.5% drop from US$ 93.3 million in 1Q08, due to the decrease in variable sales expenses and the productivity gains achieved during the period by the implementation of the P3E Program.

R&D expenses totaled US$ 46.3 million in 1Q09, compared to US$76.1 million in 1Q08. This decrease is due to the agreement reached with some of the Company’s risk-sharing partners regarding the revenue booking of their cash contribution for the development of the new executive jets programs.

General and administrative expenses also presented a significant 29.9% decrease to US$ 37.0 million in 1Q09 compared to US$ 52.8 million in 1Q08. This decrease is due to the adjustments in cost structure, the productivity gains achieved in the period, and the appreciation of the U.S. dollar against the Real.

Other operating expenses, net showed a strong increase in the comparison between quarters, totaling US$ 33.3 million in 1Q09 compared to US$ 1.1 million in 1Q08, mainly due to the non-recurring expense related to the layoffs.

As a result of the foregoing, the Company’s operating income came to US$ 27.2 million in 1Q09, with an operating margin of 2.4%, compared to US$ 48.7 million and 3.6%, respectively, in 1Q08. Therefore, if the impact of other net operating expenses is not considered, the 1Q09 operating margin would have been 5.2%.

NET INCOME

Net financial expense totaled US$ 2.0 million in 1Q09, compared to net financial income of US$ 20.1 million for 1Q08.

Foreign exchange gain/loss reflects exchange variations of monetary assets and liabilities stated in other currencies which are translated into U.S. dollars at the end of each period. The Company recorded a foreign exchange expense of US$ 3.2 million in 1Q09, compared to a loss of US$ 4.1 million in 1Q08.

Embraer recorded an income tax expense of US$ 45.4 million, mostly accounted as deferred income tax in 1Q09, compared to an income tax benefit of US$ 21.3 million, in 1Q08. Income tax expense calculations are based on Brazilian tax regulation.

The Company recorded a net loss of US$ 23.4 million in 1Q09, or a 2.0% negative net margin, compared to net income of US$ 85.0 million and a 6.4% net margin in 1Q08.

BALANCE SHEET HIGHLIGHTS

On March 31, 2009, Embraer’s cash and cash equivalents and temporary cash investments totaled US$ 1,682.1 million. On the same date, short- and long-term loans (excluding non-recourse and recourse debt) totaled US$ 1,560.1 million. As a result, the Company had a net cash position (total loans minus cash and cash equivalents and temporary cash investments) of US$ 122.0 million at the end of 1Q09.

Balance Sheet Data (USGAAP)	(1)	(1)	(1)
(in US$ million)	FY	1Q08	1Q09
	2008
Cash and cash equivalents	1,391.4	1,268.5	605.6
Temporary cash investments	810.1	978.1	1,076.5
Trade accounts receivable	443.9	370.5	430.2
Customer and commercial financing	519.0	408.2	551.6
Inventories	2,837.0	2,687.8	3,064.4
Property, plant and equipment	737.9	593.7	748.8
Trade accounts payable	1,078.1	1,111.1	1,203.0
Loans	1,825.4	1,596.7	1,560.1
Shareholders' equity	2,209.3	2,111.6	2,183.6
Net cash *	376.1	649.9	122.0
* Net cash = Cash and cash equivalents + Temporary cash investments - Loans

(1) Derived from unaudited financial information.

Cash and cash equivalents and temporary cash investments

Embraer’s cash and cash equivalents and temporary cash investments on March 31, 2009, totaled US$ 1,682.1 million, compared to US$ 2,201.5 million on December 31, 2008. Of the total balance in cash and cash equivalents and temporary cash investments on March 31, 2008, 43.0% was denominated in Reais and the remaining 57.0% was comprised of investments primarily stated in U.S. dollars. The investment strategy adopted by the Company is to maintain sufficient cash to minimize the currency and interest rate risks of its assets and liabilities. This strategy also takes into account expected future R&D and capital expenditures, most of which are denominated in Reais.

Trade accounts receivable and customer and commercial financing

Trade accounts receivable and customer commercial financing totaled US$ 981.8 million in 1Q09, representing a 2.0% increase over the US$ 962.9 million in 4Q08.

Inventories

During 1Q09, inventories increased to US$ 3,064.4 million, compared to US$ 2,837.0 million in 4Q08. Embraer is currently negotiating a program with its supply chain to adjust the acquisition of parts and equipment to the new levels of aircraft demand and production. The Company expects to conclude those adjustments during the course of 2009.

Short-Term and Long-Term Loans

On March 31, 2009, Embraer’s total debt was US$1,560.1 million, compared to US$1,825.4 million on December 31, 2008. Of the total debt recorded on that date, 40.3% is effectively denominated in Reais and indexed to the Brazilian Long term interest rate, TJLP, at a weighted average interest rate of 8.06% per annum. The remaining 59.7% is stated in other currencies, primarily U.S. dollars, with a weighted average interest rate of Libor + 3.08% per annum.

Embraer’s total debt/LTM adjusted EBITDA ratio decreased from 3.00x, on December 31, 2008, to 2.65x, on March 31, 2009. The Company’s total debt/capitalization ratio decreased to 0.42x, on March 31, 2009, from 0.45x in December 2008. LTM adjusted EBITDA was US$589.6 million in 1Q09.

Interest coverage as measured by LTM adjusted EBITDA/Interest paid (gross) also decreased from 5.97x, on December 31, 2008, to 5.87x, on March 31, 2009.

Certain Financial Ratios	4Q08	1Q08	1Q09

Total debt to Adjusted EBITDA (1)	3.00	3.41	2.65
Net debt to Adjusted EBITDA (2)	(0.62)	(1.39)	(0.21)
Total debt to capitalization (3)	0.45	0.43	0.42
Adjusted EBITDA to interest expense (gross) (4)	5.97	3.97	5.88
Adjusted EBITDA (5)	607.5	468.2	589.6

(1) Total debt represents short and long-term loans and financing.

(2) Net debt represents cash and cash equivalents, plus temporary cash investments, minus short and long-term loans and financing.

(3) Total capitalization represents short and long-term loans and financing, plus shareholder equity.

(4) Interest expense (gross) includes only interest and commissions on loans.

(5) The table at the end of this release sets forth the reconciliation of net income to adjusted EBITDA, calculated on the basis of financial information prepared with U.S. GAAP data, for the indicated periods.

CAPITAL EXPENDITURES

Investments in the improvement and modernization of the Company’s industrial and engineering processes, and in property, plant, and equipment totaled US$ 30.9 million during 1Q09, compared to US$ 45.3 million in 1Q08.

ADDITIONAL INFORMATION ACCORDING TO BRAZILIAN GAAP

Embraer reported its 1Q09 financial statements in Brazil in accordance with the accounting practices adopted in Brazil (Brazilian GAAP), which, under Brazilian law, are the basis for calculating the distribution of dividends and interest on shareholder equity, income tax and social contributions. The following is a selection of consolidated income data in accordance with Brazilian GAAP and in Reais (R$).

- Net sales during 1Q09 totaled R$ 2,667.4 million.

- Gross profit totaled R$ 456.0 million, with a gross margin of 17.1% in 1Q09.

- Income from operations for 1Q09 was R$ 109.2 million, with an operating margin of 4.1%.

- During 1Q09, income before taxes totaled R$ 103.3 million, representing 3.9% of net sales.

- Net income for 1Q09 was R$ 38.3 million, with a net margin of 1.4%.

BACKLOG & DELIVERY FORECAST

Embraer delivered 40 jets in 1Q09, or five less jets, compared to 45 deliveries in 1Q08. Embraer revised its delivery forecast from 270 to 242 jets in 2009: 115 jets to the commercial aviation segment, 17 Legacy 600 and Lineage 1000 jets, plus 110 Phenom jets to the executive aviation segment.

On March 31, 2009, Embraer presented the following firm order backlog:

Aircraft Type	Firm Order	Options	Deliveries	Firm Order Backlog
ERJ 135	108	-	108	-
ERJ 140	74	-	74	-
ERJ 145	733	50	694	39
EMBRAER 170	193	84	153	40
EMBRAER 175	135	173	117	18
EMBRAER 190	436	459	218	218
EMBRAER 195	111	76	33	78
TOTAL	1,790	842	1,397	393

On March 31, 2009, Embraer’s firm order backlog, including the commercial Aviation, the executive Aviation and the defense and government segments totaled US$ 19.7 billion. The following chart illustrates the evolution of Embraer’s firm order backlog.

INVESTOR RELATIONS

Embraer’s American Depositary Shares (ADS) traded on the New York Stock Exchange (NYSE) closed at US$ 13.27 on March 31, 2009, representing a decrease of 18.1% during the first quarter of 2009.

The Company’s common shares traded on the Bolsa de Valores de São Paulo (BOVESPA) closed at R$ 7.77, on March 31, 2009, representing an 11.8% decrease during the first quarter of 2009.

The average daily ADS trading volume during 1Q09 was US$ 15.1 million and 1,089,870 shares.

CONFERENCE CALL INFORMATION

Embraer will host a conference call to present its 1Q09 Results in US GAAP on April 30, 2009, as described below:

(US GAAP)
09:30 (SP)
08:30 (NY)
Telephones:
+1 800 860 2442 (North America)
+1 412 858 4600 (International)
+55 11 4688 6301(Brazil)
Code: Embraer
Replay Number:
+55 11 4688 6312
Code: 702

The conference call will also be broadcasted live over the web at www.embraer.com

For additional information please contact:

Investor Relations

(+55 12) 3927-4404

investor.relations@embraer.com.br

ABOUT EMBRAER

Embraer (Empresa Brasileira de Aeronáutica S.A. - NYSE: ERJ; Bovespa: EMBR3) is the world’s largest manufacturer of commercial jets up to 120 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, the United States, France, Portugal, China and Singapore. Founded in 1969, the Company designs, develops, manufactures and sells aircraft for the Commercial Aviation, Executive Aviation, and Defense and Government segments. The Company also provides after sales support and services to customers worldwide. On March 31, 2009, Embraer had a workforce of 17,375 employees – not counting the employees of its subsidiaries OGMA and HEAI – and its firm order backlog totaled US$ 19.7 billion.

This document may contain forward-looking statements regarding circumstances or events yet to take place. Such statements are based largely on current expectations, forecasts of future events, assumptions and on financial tendencies that affect the Company’s businesses, and may prove not to be accurate and are not guarantees of performance. They are subject to risks, uncertainties and assumptions that are difficult to predict and that may include, among others: general economic, political and trade conditions in Brazil and in those markets where the Company does business; expectations on industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon; and existing and future governmental regulations. The actual results can, therefore, differ substantially from those previously published as Company expectations. Further, in view of the inherent risks and uncertainties, the estimates, events and circumstances in such statements may not occur. The words “believe”, “may”, “is able”, “will be able”, “estimate”, “intend”, “continue”, “project”, “anticipate”, “expect” and other similar terms are supposed to identify such forward-looking statements. The Company is not obligated to publish updates nor to revise any such statements due to new information, future events or otherwise.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

USGAAP CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

A S S E T S

	As of December 31,	As of March 31,
	2008	2009
CURRENT ASSETS	(1)	(1)
Cash and cash equivalents	1,391,370	605,628
Temporary cash investments	810,114	1,076,505
Trade accounts receivable,net	438,083	424,689
Collateralized accounts receivable	11,504	11,538
Customer and commercial financing	8,610	14,063
Inventories	2,829,043	3,056,771
Deferred income taxes	154,285	105,376
Other current assets	273,477	237,926

Total current assets	5,916,486	5,532,496

NONCURRENT ASSETS
Trade accounts receivable,net	5,857	5,519
Collateralized accounts receivable	467,146	467,935
Customer and commercial financing	510,403	537,493
Inventories	7,959	7,677
Property, plant and equipment, net	737,948	748,809
Goodwill	14,497	14,497
Investments	68,729	62,175
Deferred income taxes	173,218	188,015
Other noncurrent assets	741,672	762,354

Total noncurrent assets	2,727,429	2,794,474

TOTAL ASSETS	8,643,915	8,326,970
(1) Derived from unaudited financial information.

LIABILITIES AND SHAREHOLDERS' EQUITY

	As of December 31,	As of March 31,
	2008	2009
CURRENT LIABILITIES	(1)	(1)
Loans and financing	529,341	419,306
Capital lease obligation	5,529	5,835
Non-recourse and recourse debt	137,678	137,150
Trade accounts payable	1,078,104	1,202,997
Advances from customers	1,151,494	1,184,005
Other payables and accrued liabilities	565,441	412,198
Taxes and payroll charges payable	57,539	36,445
Accrued taxes on income	5,795	12,410
Deferred income taxes	4,079	4,079
Contingencies	9,472	10,802
Accrued dividends	857	859

Total current liabilities	3,545,329	3,426,086

LONG-TERM LIABILITIES
Loans and financing	1,296,065	1,140,843
Capital lease obligation	13,896	13,943
Non-recourse and recourse debt	366,877	366,631
Trade accounts payable	-	-
Advances from customers	449,208	384,530
Contribution from suppliers	44,267	83,626
Taxes and payroll charges payable	343,870	353,499
Other payables and accrued liabilities	170,115	172,545
Deferred income taxes	95,490	100,004
Contingencies	39,559	33,311

Total long-term liabilities	2,819,347	2,648,932

MINORITY INTEREST	69,962	68,310

SHAREHOLDERS' EQUITY	2,209,277	2,183,642

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	8,643,915	8,326,970

(1) Derived from unaudited financial information.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

USGAAP CONSOLIDATED STATEMENTS OF INCOME

In thousands of U.S. dollars except per share data

	Three Months Ended
	(1)	(1)	(1)
	December 31, 2008	March 31, 2008	March 31, 2009

Gross sales
Domestic market	81,184	41,714	42,946
Foreign market	1,744,363	1,344,329	1,123,865
Sales deductions	(7,195)	(50,130)	(12,740)
Net sales	1,818,352	1,335,913	1,154,071

Cost of sales and services	(1,440,978)	(1,063,896)	(944,476)

Gross profit	377,374	272,017	209,595

Operating expenses
Selling expenses	(91,742)	(93,298)	(65,806)
Research and development	46,559	(76,143)	(46,311)
General and administrative	(62,920)	(52,793)	(36,976)
Other operating income, net	5,338	(1,056)	(33,256)

Income from operations	274,609	48,727	27,246

Interest(expense) income, net	(154,030)	20,104	(1,978)
Foreign exchange gain (loss) ,net	49,459	(4,143)	(3,184)

Income before income taxes	170,038	64,688	22,084

Income tax benefits(expense)	(55,305)	21,258	(45,370)

Income (losses) before minority interest and results of affiliates	114,733	85,946	(23,286)

Minority interest	(2,798)	(1,146)	(107)
Equity in earnings (losses) of affiliates	(245)	156	-

Net income (losses)	111,690	84,956	(23,393)

Earnings (losses) per share
Basic
Common	0.1538	0.1158	(0.0322)

Diluted
Common	0.1538	0.1158	(0.0322)

Weighted average shares (thousands of shares)
Basic
Common	726,084	733,466	726,084

Diluted
Common	726,084	733,466	726,084

Earnings (losses) per share - ADS basic (US$)	0.6153	0.4633	(0.1289)
Earnings (losses) per share - ADS diluted (US$)	0.6153	0.4633	(0.1289)

(1) Derived from unaudited financial information.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.
USGAAP CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands of U.S. dollars

	Three Months Ended
	December 31, 2008	March 31, 2008	March 31, 2009
	(1)	(1)	(1)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (losses)	111,690	84,956	(23,393)
Adjustments to reconcile net income to cash
from operating activities:
Depreciation	20,161	16,110	19,685
Provision for losses,property plant and equipment	(352)	(366)	(18)
Allowance for doubtful accounts	1,703	(127)	940
Allowance (reversal) for inventory obsolescence	6,193	(6,909)	8,762
Gain (loss) on property, plant and equipment disposals	(639)	529	1,136
Accrued interest	(5,238)	(3,609)	2,273
Minority interest	2,798	1,146	107
Foreign exchange gain (loss), net	(49,459)	4,143	3,184
Deferred income taxes	53,522	(37,047)	38,626
Equity in earnings (losses) of affiliates	245	(156)	-
Unrealized/realized losses (gains) on trading securities, net		-	-
Other	1,756	(952)	2

Changes in assets and liabilities:	(455,525)	129,177	(316,017)

Net cash provided by (used in) operating activities	(375,982)	186,895	(264,713)

CASH FLOW FROM INVESTING ACTIVITIES
Proceeds from sale of property, plant and equipment	148	150	120
Court-mandated escrow deposits, net of withdrawals	42,529	(4,109)	30,059
Additions to property, plant and equipment	(58,102)	(45,315)	(30,887)
Business acquisitions	(3,290)	-	-
Restricted cash	17,590	(229)	-
Purchase and sales of temporary cash investments, net	410,703	207,707	(259,837)
Customers and commercial finnancing - net additions	-	-	612
Others	996	644	48

Net cash provided by (used in) investing activities	410,574	158,848	(259,885)

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from borrowings	997,474	171,683	175,201
Repayment of borrowings	(576,809)	(339,433)	(446,643)
Payments of capital lease obligations	(815)	(568)	(1,430)
Proceeds from issuance of shares	-	-	-
Dividends and/or Interest on capital paid	(48,728)	(45,224)	-
Acquisition of own shares for treasury	-	(182,975)	-
Net cash provided by (used in) financing activities	371,122	(396,517)	(272,872)

Effect of exchange rate changes on cash and cash equivalents	(77,662)	11,901	11,728

Increase (decrease) in cash and cash equivalents	328,052	(38,873)	(785,742)

Cash and cash equivalents, at beginning of year	1,063,318	1,307,366	1,391,370

Cash and cash equivalents, at end of year	1,391,370	1,268,493	605,628

(1) Derived from unaudited financial information.

RECONCILIATION OF US GAAP AND “NON GAAP” INFORMATION

Adjusted EBITDA represents earnings before interest, taxation, depreciation and amortization. Adjusted EBITDA is not a financial measurement of the Company’s financial performance under US GAAP. Adjusted EBITDA is presented because it is used internally as a measure to evaluate certain aspects of the business, including financial operations. The Company also believes that some investors find it to be a useful tool for measuring a company’s financial performance. Adjusted EBITDA should not be considered as an alternative to, in isolation from, or a substitution for, analysis of the Company’s financial condition or results of operations, as reported under US GAAP. Other companies in the industry may calculate adjusted EBITDA differently than Embraer has for the purposes of its earnings releases, limiting adjusted EBITDA’s usefulness as a comparative measure.

Adjusted EBITDA Reconciliation	4Q08	1Q08	1Q09
LTM	(2)	(2)	(2)
Net income	388.7	548.1	280.4
Minority interest	7.5	10.1	6.6
Income tax benefit (expense)	41.1	(13.3)	107.7
Interest income (expense), net	171.4	(173.5)	193.5
Foreign Exchange gain (loss), net	(71.7)	36.1	(72.6)
Depreciation and amortization	70.5	60.7	74.1
Adjusted EBITDA	607.5	468.2	589.6

(2) Derived from unaudited quarterly financial information.
LTM : Last Twelve Months